

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Robert F. Savage
President
Wildfire New PubCo, Inc.
386 Park Avenue South, FL 20
New York, NY 10016

> **Re: Wildfire New PubCo, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 7, 2022**
> **File No. 333-266840**

Dear Robert F. Savage:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed November 7, 2022

Summary of the Proxy Statement/Prospectus, page 1

1. We note your response to comment 1, as well as your revised disclosure that "[t]he equity owners of Mountain Air transferred the equity interests of Mountain Air to Bridger on November 7, 2022 for $1.00, and Mountain Air is now a wholly-owned subsidiary of Bridger." However, you maintain your disclosure that "Mountain Air is owned 50% by Timothy Sheehy, the Chief Executive Officer and, after the Closing, a director of New Bridger, and 50% by an entity affiliated with Matthew Sheehy, Chairman of Bridger prior to Closing, and after the Closing, a director of New Bridger." Please revise to update your disclosure here, as such disclosure indicates that the equity transfer has not yet occurred.

Risk Factors, page 27

2.    We note your response to comment 4 that "JPMorgan Strategic Situations' investment in the preferred equity of Bridger did not increase the likelihood that Equity Capital Markets would receive its deferred underwriting fee."  However, we note your disclosure that the April 15, 2022 "updated draft of the LOI eliminated the previously contemplated PIPE financing as it would not be required to fund Bridger after consummation of the Business Combination," in light of the Series C financing with J.P. Morgan Strategic Situations. Your disclosure continues to indicate that the J.P. Morgan Strategic Situations' financing was a consideration in negotiating the transaction by providing funding certainty in connection with the proposed business combination, thereby increasing the likelihood that both a business combination would be completed and J.P. Morgan Securities would receive its deferred underwriting fee in connection therewith.  Please revise your risk factors accordingly to discuss this risk, or explain why such investment did not increase the likelihood of an initial business combination despite being a key consideration in the transaction negotiations.  Please also disclose that "JPMorgan Chase Funding Inc. and J.P. Morgan Securities LLC are wholly owned subsidiaries of JPMorgan Chase & Co.," and to the extent that the earned fees and potential profits of these two entities are reflected in the balance sheet of their parent entity, JPMorgan Chase & Co., please discuss the risks related to such overlapping financial interests.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

3.    We note your response to comment 3.  Please tell us why you are not making pro forma income statement adjustments for the interest related to the New Bridger Series A Preferred shares or the Series 2022 Bonds as of the beginning of the periods presented. Refer to Rule 11-01(a)(8) and 11-02(a)(6)(B) of Regulation S-X.

Background of the Business Combination, page 123

4.    We note your response to comment 6, as well as your revised disclosure on page 127 describing the "selected groups of publicly-traded companies in each of the aviation services, government services, ESG services and carbon reduction and premium A&D manufacturing industries."  Please revise to narratively disclose the particular companies selected in each group, to provide shareholders with a more complete picture of the analysis used by JCIC's management in negotiating the enterprise value.

5.    We note that the JCIC Board and JCIC management reiterated their support for proceeding with the business combination. Elaborate upon your disclosure to explain why, given the conclusion that the Updated Projections represent the more likely outcome. In doing so, disclose whether the JCIC Board and JCIC management re-calculated the enterprise valuation amount and, if not, why not. Also, please confirm in your discussion of your "Reasons for Approval of the Business Combination" that the JCIC Board

reiterates its determination that the business combination proposal continues to be in the best interests of JCIC and its shareholders and unanimously recommends that shareholders vote in favor, if true. In doing so, acknowledge the impact of the Updated Projections and disclose what consideration, if any, the JCIC Board gave to seeking an updated fairness opinion, in light of the updated projections and, if not, disclose why not.

Projected Financial Information, page 137

6.   We note your disclosure that in-part attributes the change in your near-to-mid-term outlook to "manufacturing and delivery delays in 2022," and that "the timely delivery of the fifth and sixth Super Scooper aircrafts and the two UAS drones would have allowed for an addition of up to $18.7 million in revenue." Please disclose the assumptions underlying this revenue estimate of $18.7 million and quantify as appropriate (e.g., whether the number of standby days and flight hours would have been impacted by a more timely delivery). In revising your disclosure, explain why the availability of these aircrafts (if timely delivered) would have increased your revenue despite the "unexpectedly slow and shortened fire season" (e.g., clarify whether revenue would have increased due to utilization of such aircrafts, and if so, explain how this is consistent with decreased demand during the 2022 fire season).

7.   We also note your disclosure that in-part attributes the change in outlook to the "unexpectedly slow and shortened fire season" and relies on NIFC data in discussing such reason, and you further assume a "normalized 2023 fire season" in your updated projections. In this regard, we note that NIFC's website discloses as of November 11, 2022 that "[t]o date, 61,390 wildfires have burned 7,251,835 acres," which "is the most wildfires reported to-date in the past 10 years." Their website further states that "[t]he number of acres burned this year is above the 10-year average of 6,859,200 acres" and also above the number of acres burned in 2021. Please provide a more robust discussion of your assumptions underlying the length and business of the fire season and the varying factors that impact this assumption (e.g., fire preparedness level as opposed to actual acres burned, number of wildfires, etc.), and reconcile your discussion of the slow and shortened fire season with the NIFC data. In revising your disclosure, please ensure you provide a level of detail sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.

8.   We note your disclosure that the initial projections' cost of sales and gross profit were prepared on a non-GAAP basis and excluded depreciation, but the updated projections prepared such measures according to GAAP and included depreciation. Please provide a more detailed discussion of Bridger's management's decision to change how they calculated cost of sales and gross profit in the updated projections, and further explain how this impacted the updated projections in your discussion on page 143.

Bridger Management's Discussion and Analysis of Financial Condition and Results of
Operations
EBITDA and Adjusted EBITDA, page 239

9.    Your adjustment for bonuses to employees and executives appears to relate to cash
      compensation.  Please tell us your basis for making the adjustment.  Refer to Question
      100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

      You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.  Please
contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other
questions.


                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc:    Jackie Cohen